UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________  to  ________.

COMMISSION FILE NUMBER:  0-51446

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS, INC.  401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 South 17th Street

Mattoon, Illinois 61938-3987

CONSOLIDATED COMMUNICATIONS, INC. 401(K) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrators of the

Consolidated Communications, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Consolidated Communications, Inc. 401(k) Plan as of December 31, and , and the related statement of changes in net assets available for benefits for the year ended December 31, .  These financial statements are the responsibility of the plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, and , and the changes in net assets available for benefits for the year ended December 31, , in conformity with accounting principles generally accepted in the United States of America.

As further disclosed in the notes to the financial statements, the Board of Directors of Consolidated Communications, Inc., the plan’s sponsor, approved and authorized the merger of the Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates and the Enventis Corporation Retirement Savings Plan into the Consolidated Communications, Inc. 401(k) Plan effective December 31, 2015.  The transfer of assets and liabilities of these plans are reflected on the 2015 financial statements.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, , has been subjected to audit procedures performed in conjunction with the audit of the Consolidated Communications, Inc. 401(k) Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ WEST & COMPANY, LLC
Effingham, Illinois
June 16, 2017

Consolidated Communications, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
ASSETS

Investments at fair value:
Mutual funds	$230,143,116	$161,010,091
Common collective trust funds	70,084,635	58,280,921
Consolidated Communications, Inc. common stock	9,880,976	9,442,600
Total investments, at fair value	310,108,727	228,733,612

Receivables:
Participant contributions	308,278	175,034
Employer contributions	205,011	121,140
Notes receivable from participants	5,800,979	5,132,869
Receivable from merged plan	-	65,896,385
Total receivables	6,314,268	71,325,428

Net assets available for benefits	$316,422,995	$300,059,040

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$9,181,730
Net appreciation in fair value of investments	15,040,656
Total investment income, net	24,222,386

Interest income on notes receivable from participants	249,861

Contributions:
Participants	9,908,904
Employer	6,382,074
Rollovers	2,024,758
Total contributions	18,315,736

Total additions	42,787,983

Deductions from net assets attributed to:
Benefits paid to participants	26,259,612
Administrative expenses	164,416
Total deductions	26,424,028

Net increase	16,363,955

Net assets available for benefits:
Beginning of year	300,059,040

End of year	$316,422,995

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2003 and is a defined contribution plan with a 401(k) feature for eligible employees of Consolidated Communications Holdings, Inc. (the “Company”) and its subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As discussed in Note 8, the Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates and the Enventis Corporation Retirement Savings Plan, which was previously sponsored by an acquired company, were merged with and into the Plan as of December 31, 2015.  The Plan was amended and restated effective January 1, 2016 to reflect the mergers and to amend certain plan terms related to participants covered by collective bargaining agreements.

Plan Administration

T. Rowe Price Trust Company is the trustee and custodian of the Plan.  The Plan is administered by the Company.

Eligibility

All qualifying employees of the Company and participating subsidiaries are immediately eligible to participate in the Plan upon hire.

Individuals who are not eligible to participate in the Plan include (a) leased employees, (b) union employees, unless covered by a collective bargaining agreement as identified in the Plan agreement, which provides for participation in the Plan, (c) nonresident aliens and (d) independent contractors.

Contributions

Each year, participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Plan allows participants to designate contributions as Roth 401(k) contributions.  Participant contributions are subject to certain limitations set by the Internal Revenue Service (“IRS”).  Participants may also contribute amounts representing distributions from another qualified retirement plan or individual retirement account (rollover contributions).  Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company contributes an amount equal to 100% of each eligible participant’s elective contributions (including catch-up contributions) up to a maximum of 6% of a participant’s compensation contributed to the Plan.  For participants covered by a collective bargaining agreement, company contributions are based on the agreements in place with the employee labor unions and the employee’s date of hire and range from a maximum of 3% to 6% of a participant’s compensation contributed to the Plan.    The Company’s matching contribution is invested as directed by the participant.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and Plan earnings including administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their and the Company’s contributions plus actual earnings thereon.  Certain participants covered by a collective bargaining agreement become fully vested in Company contributions after three years of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate (as defined in the Plan documents) plus one percentage point.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals.  For termination of service for other reasons, a participant may receive the value in his or her account as a lump sum distribution or in partial withdrawals.  An eligible rollover distribution is also permitted.  The Plan permits in-kind distributions of a participant’s investment in the Company’s common stock.  Distributions for the value of a participant’s account invested in the Company’s common stock can be distributed in the form of whole shares plus cash for any fractional shares or in cash as elected by the participant.

If the value of a participant’s vested interest is less than $1,000, a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions and to pay Plan administrative expenses.  At December 31, 2016 and 2015, accumulated forfeited nonvested accounts were $0.  In 2016, employer contributions were reduced by $4,706 from forfeited nonvested accounts.

Administrative Expenses and Participant Transaction Fees

Certain administrative expenses for maintaining the plan are paid directly by the Company.  The Company also provides accounting and other administrative services for the Plan at no charge.  Expenses that are paid directly by the Company are excluded from these financial statements.  Investment fund administrative expenses and record keeping fees are paid by the Plan.  Expenses relating to specific participant transactions (i.e., loan fees, distribution fees, etc.) are deducted directly from the participant’s account.  Certain investment related expenses are included in net appreciation (depreciation) of fair value of investments.  The Company may utilize credits

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

received under its service agreement with the Plan’s trustee to pay certain administrative expenses and any excess may be allocated to participant accounts at the discretion of the Plan’s fiduciary.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when earned.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date of issuance.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

Level 2Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at quoted market prices, which represents the net asset values of the shares held by the Plan at year end.  The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust funds:  Units in the fund are valued based on the net asset value of the funds, which is based on the fair value of the underlying investments held by the fund less its liabilities as reported by the issuer of the fund.  The net asset value is used as a practical expedient to estimate fair value.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$230,143,116	$230,143,116	$-	$-
Common stock	9,880,976	9,880,976	-	-
Total investments in the fair value hierarchy	240,024,092	240,024,092	-	-

Investments measured at net asset value: (1)
Common collective trust funds	70,084,635
Investments at fair value	$310,108,727	$240,024,092	$-	$-

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Mutual funds	$161,010,091	$161,010,091	$-	$-
Common stock	9,442,600	9,442,600	-	-
Total investments in the fair value hierarchy	170,452,691	170,452,691	-	-

Investments measured at net asset value: (1)
Common collective trust funds	58,280,921
Investments at fair value	$228,733,612	$170,452,691	$-	$-

(1)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

There were no significant transfers between level 1 and level 2 investments during the years ended December 31, 2016 and 2015.

The following table summarizes investments for which the fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015.  There are no participant redemption restrictions for these investments.  The redemption notice period is applicable only to the Plan.

	Fair Value				Redemption
	December 31,		Unfunded	Redemption	Notice
Investment	2016	2015	Commitments	Frequency	Period
T. Rowe Price Stable Value Fund	$ 37,333,590	$ 30,702,723	$-	Daily	12 months
T. Rowe Price Growth Stock Trust	$ 32,751,045	$ 27,578,198	$-	Daily	90 days

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

5.	Tax Status

The IRS has determined and informed Accudraft.com Inc., the Prototype Sponsor, by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Prototype Sponsor has informed the Plan’s Administrator that the Plan was amended since receiving the determination letter to comply with the Pension Protection Act of 2006, HEART Act and other IRS guidance.  The plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by a plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Related Party and Party-In-Interest Transactions

Certain plan investments are shares of common collective trusts and mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  The Plan also invests in the common stock of the Company.  These transactions qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  At December 31, 2016 and 2015, the Plan held 368,007 and 450,721 shares of Consolidated common stock with fair values of $9,880,976 and $9,442,600, respectively.  The Plan also transacts with certain parties who may perform services to the Plan.  Such parties qualify as parties-in-interest under ERISA.

8.	Plan Mergers

In connection with the Company’s acquisition of Enventis Corporation (“Enventis”) in October 2014, the Enventis Corporation Retirement Savings Plan was merged into the Plan effective December 31, 2015.  At December 31, 2015, the net assets transferred to the Plan of $65,896,385 were in transit and included as a receivable from a merged plan in the statements of net assets available for benefits.  The plan assets were received by the Plan on January 4, 2016.

On December 31, 2015, the Consolidated Communications, Inc. 401(k) Plan for Bargaining Associates was merged into the Plan in order to combine the principal union and non-union defined contribution plans sponsored by the Company.  As a result of the merger, net assets of $42,310,183 were transferred to the Plan on December 31, 2015.

In connection with the mergers, the Plan was amended and restated effective January 1, 2016 to reflect the mergers and to amend certain plan terms related to participants covered by a collective bargaining agreement.

SUPPLEMENTAL SCHEDULE

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475 Plan Number:  002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate of	(e)
	Identity of Issuer,	Interest, Collateral, Par	Current
(a)	Borrower, Lessor or Similar Party	or Maturity Value	Value

	Common Stock:
*	Consolidated Communications Holdings, Inc.	368,007 shares	$9,880,976
	Common Collective Trust Funds:
*	T. Rowe Price Stable Value Fund - N	37,333,590 shares	37,333,590
*	T. Rowe Price Growth Stock Trust D	1,399,019 shares	32,751,045
	Mutual Funds:
	Metropolitan West Total Return Bond I	1,409,146 shares	14,838,310
	Templeton Global Bond R6	154,717 shares	1,850,415
	American Funds American Mutual R6	512,162 shares	18,868,058
*	T. Rowe Price Capital Appreciation I	260,601 shares	6,830,349
	Goldman Sachs Growth Opportunities Instl	361,572 shares	8,424,620
	Goldman Sachs Small Cap Value	109,447 shares	6,572,294
	Harbor International	250,697 shares	14,643,223
	Oppenheimer Developing Markets Y	29,757 shares	951,339
*	T. Rowe Price Mid Cap Value Fund I	168,367 shares	4,891,074
*	T. Rowe Price Government Money	32,985 shares	32,985
	Prudential Jennison Small Company Q	199,077 shares	4,747,986
*	T. Rowe Price Retirement Balanced Fund	276,276 shares	4,050,210
*	T. Rowe Price Retirement 2005 Fund	25,298 shares	325,335
*	T. Rowe Price Retirement 2010 Fund	85,050 shares	1,475,615
*	T. Rowe Price Retirement 2015 Fund	583,120 shares	8,268,636
*	T. Rowe Price Retirement 2020 Fund	823,465 shares	16,806,917
*	T. Rowe Price Retirement 2025 Fund	844,960 shares	13,096,881
*	T. Rowe Price Retirement 2030 Fund	671,726 shares	15,133,983
*	T. Rowe Price Retirement 2035 Fund	428,107 shares	6,973,864
*	T. Rowe Price Retirement 2040 Fund	714,503 shares	16,583,607
*	T. Rowe Price Retirement 2045 Fund	379,508 shares	5,927,922
*	T. Rowe Price Retirement 2050 Fund	230,412 shares	3,027,609
*	T. Rowe Price Retirement 2055 Fund	128,630 shares	1,694,052
*	T. Rowe Price Retirement 2060 Fund	901 shares	9,139
	Vanguard Institutional Index	232,107 shares	47,310,361
	Vanguard Small Cap Index Admiral	38,568 shares	2,382,349
	Vanguard Mid Cap Index Admiral	27,163 shares	4,425,983

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%; maturing January 2017 - August 2037	5,800,979

	Total		$315,909,706

*Represents a party-in-interest to the Plan as defined by ERISA.

Column (d), cost, has been omitted, as investments are all participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: June 16, 2017		CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN, BY CONSOLIDATED COMMUNICATIONS HOLDINGS, INC., AS PLAN ADMINISTRATOR

	By:	/s/Steven L. Childers
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.